UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                        No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Paris, March 24, 2010.  The Groupe Industriel Marcel Dassault (GIMD) has disclosed that it holds more than 5% of the stock and voting rights of Veolia Environnement.

Veolia Environnement welcomes this move, which strengthens its long-term shareholder base and constitutes a strong and clear commitment to support the company in the implementation of it strategy.

The Board of Directors of Veolia Environnement, meeting on March 24, 2010, noted the undertaking by GIMD to maintain its 5% holding of the stock and voting rights of Veolia Environnement for a period of five years.

It was decided to seek approval from the Annual Shareholders Meeting for the appointment of a Director and a non-voting Board member from a list of candidates proposed by GIMD and to appoint a representative of GIMD to the Supervisory Board of Veolia Eau – Compagnie Générale des Eaux. It was further decided to appoint GIMD as a member of the Nominations and Compensation Committee and the Audit Committee of Veolia Environnement, subject to its appointment as a Director of the company by the Annual Shareholders Meeting.

In the event GIMD no longer holds the positions referred to above, its undertaking to maintain its shareholding stake would lapse.

Commenting on this investment, Henri Proglio, Chairman of the Board of Directors stated: "We warmly welcome the move by the Groupe Industriel Marcel Dassault to become a long-term shareholder of Veolia Environnement. The presence of this major investor in the company is a strong statement of its belief in and support for our strategy and our business model."

Veolia Environnement
Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €34,5 billion in 2009.
www.veolia.com

Contact
Marie-Claire Camus
33 1 71 75 06 08

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PRESS RELEASE

  Changes to the Board of Directors of Veolia Environnement

Paris, March 24, 2010.  The Board of Directors of Veolia Environnement, meeting under the chairmanship of M. Henri Proglio on March 24, 2010, has decided to propose the appointment of new Directors to the Annual Shareholders Meeting on May 7, 2010. They are: M. Antoine Frérot, Chief Executive Officer of Veolia Environnement, and the Groupe Industriel Marcel Dassault, to be represented by its Managing Director, M. Olivier Costa de Beauregard. In addition, M. Thierry Dassault would be appointed as non-voting Board member.

In addition, the Shareholders Meeting will be asked to renew the terms of office of M. Daniel Bouton, M. Jean-François Dehecq, M. Paul-Louis Girardot, M. Serge Michel and M. Georges Ralli, ratify the co-optation of Mme. Esther Koplowitz and appoint her as a Director of the company.

Finally, M. Henri Proglio informed his fellow Directors that he intends to step down from the chairmanship of the Board before the end of the year.

Veolia Environnement
Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €34,5 billion in 2009.
www.veolia.com

Contact
Marie-Claire Camus
33 1 71 75 06 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 24, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini Name: Olivier Orsini Title: General Secretary